Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements


Nuveen California Dividend Advantage Municipal Fund
811-09161



On June 6, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen California Performance Plus Municipal Fund, Inc., Nuveen California Municipal Market Opportunity Fund,
Inc., Nuveen California Investment Quality Municipal
Fund, Inc., Nuveen California Select Quality Municipal
Fund, Inc. and Nuveen California Quality Income
Municipal Fund, Inc. were transferred to the Nuveen California Dividend Advantage Municipal Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization are contained in the SEC filing on Form N-148C as Appendix A, filed on January 21, 2014, Accession No. 0001193125-14-014754, which materials are herein incorporated by reference.